                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                              IONA Technologies PLC
                       (Name of Subject Company (Issuer))

                              IONA Technologies PLC
                        (Name of Filing Person (Offeror))

  Options under the IONA Technologies PLC 1997 Share Option Scheme, as amended, the Genesis Development Corporation 1997 Stock Option Plan, the Object-Oriented
                Concepts, Inc. Stock Option Plan and the Netfish
                   Technologies, Inc. 1999 Stock Option Plan
            to Purchase Ordinary Shares, Par Value E0.0025 Per Share,
   Held by Employees and Having an Exercise Price Per Share More Than US$3.00
                         (Title of Class of Securities)

                                   46206P 10 9
                      (CUSIP Number of Class of Securities)
                          (Underlying Ordinary Shares)

                            Susan H. Alexander, Esq.
                                 General Counsel
                           c/o IONA Technologies, Inc.
                                 200 West Street
                          Waltham, Massachusetts 02451
                            Telephone: (781) 902-8000
                            Facsimile: (781) 902-8902
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Person)

                                    Copy to:

                              John A. Meltaus, Esq.
                            Mark T. Bettencourt, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                           Boston, Massachusetts 02110
                            Telephone: (617) 248-7000
                            Facsimile: (617) 248-7100


                            CALCULATION OF FILING FEE

=============================================================================

          Transaction Valuation*                   Amount of Filing Fee**

              $5,658,020.30                               $520.54
=============================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,036,816 ordinary shares of IONA Technologies PLC, having an aggregate value of $5,658,020.30 as of October 10, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the aggregate value of this transaction multiplied by $92.00 per million.

** Previously Paid.

| | Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable
Filing Party:  Not applicable
Form or Registration No.:  Not applicable
Date Filed:  Not applicable

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|      third-party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transaction subject to Rule 13e-3.
|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

                             INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO relating to our offer to exchange certain options for new options upon the terms and subject to the conditions in the Offer to Exchange dated October 16, 2002.

Item 1. Summary Term Sheet.

      The information set forth under "Summary Term Sheet" in the Offer to Exchange dated October 16, 2002 and attached as Exhibit (a)(1) hereto (the "Offer to Exchange") is incorporated herein by reference.

Item 2. Subject Company Information.

      (b) Securities.

      The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," section 1 ("Number of New Options; Expiration Date"), section 5 ("Acceptance of Options for Exchange and Grant of New Options") and
section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a) Material Terms.

      The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," section 1 ("Number of New Options; Expiration Date"), section 3 ("Procedures for Tendering Options"), section 4 ("Withdrawal Rights"), section 5 ("Acceptance of Options for Exchange and Grant of New Options"),
section 6 ("Conditions of the Offer"), section 8 ("Source and Amount of Consideration; Terms of New Options"), section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), section 12 ("Legal Matters; Regulatory Approvals"), section 13 ("Certain U.S. Federal Income Tax Consequences"), section 14 ("Certain Irish Tax Consequences") and section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

      (b) Purchases.

      The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (e) Agreements Involving the Subject Company's Securities.

      The information set forth in the Offer to Exchange under section 8 ("Source and Amount of Consideration; Terms of New Options") and section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (b) Use of Securities Acquired.

      The information set forth in the Offer to Exchange under section 5 ("Acceptance of Options for Exchange and Grant of New Options") and section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

      (b) Conditions.

      The information set forth in the Offer to Exchange under section 6 ("Conditions of the Offer") is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

      (a) Securities Ownership.

      The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

      (b) Securities Transactions.

      The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

Item 11. Additional Information.

      (a) Agreements, Regulatory Requirements and Legal Proceedings.

      The information set forth in the Offer to Exchange under section 10 ("Interests of Directors and Officers; Transactions and Arrangements") and
section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

Item 12. Exhibits.

      (a)(1) Offer to Exchange dated October 16, 2002.

      (a)(2) Form of Letter of Transmittal.*

      (a)(3) Form of Notice to Withdraw Tender.*

      (a)(4) Letter to Employees.*

      (a)(5) Letter to Executive Officers.*

      (a)(6) Form of Letter to Tendering Option Holders.*

      (a)(7) Introductory Letter to Employees.*

      (a)(8) Questions and Answers Sheet for Employees.*

      (a)(9) Slide presentation to Employees.*

      (a)(10) IONA's Annual Report on Form 20-F for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on June 3, 2002 and incorporated herein by reference.*

      (a)(11) IONA's Current Report on Form 6-K for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 23, 2002 and incorporated herein by reference.*

      (a)(12) Press Release issued by IONA Technologies PLC on October 16,
2002.*

      (b) Not applicable.

      (d)(1) IONA Technologies PLC 1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA's Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference).*

      (d)(2) Genesis Development Corporation 1997 Stock Option Plan (filed as
Exhibit 4.5 to IONA's Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference).*

      (d)(3) Object-Oriented Concepts, Inc. Stock Option Plan (filed as Exhibit
4.4 to IONA's Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference).*

      (d)(4) Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit
4.5 to IONA's Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference).*

      (d)(5) Form of New Employee Incentive Share Option Agreement pursuant to IONA's 1997 Share Option Scheme, as amended.*

      (d)(6) Form of New Executive Officer Incentive Share Option Agreement pursuant to IONA's 1997 Share Option Scheme, as amended.*

      (d)(7) Form of New Employee Non-Statutory Share Option Agreement pursuant to IONA's 1997 Share Option Scheme, as amended.*

      (d)(8) Form of New Executive Officer Non-Statutory Share Option Agreement pursuant to IONA's 1997 Share Option Scheme, as amended.*

      (d)(9) Deposit Agreement, dated as of February 24, 1997, by and among IONA Technologies PLC, JP Morgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York) and the holders from time to time of IONA's American Depositary Shares (filed as Exhibit 4.2 to IONA's Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference).*

      (d)(10) Letter Agreement, dated August 8, 2002, between IONA Technologies, Inc. and Steven Fisch.*

      (d)(11) Agreement effective as of October 10, 2002 by and between IONA Technologies PLC and Barry S. Morris.*

      (g) Not applicable.

      (h) Not applicable.

       *  Previously filed.

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
                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                IONA TECHNOLOGIES PLC

                                                By:  /s/ Barry S. Morris
                                                     ---------------------------
                                                Name:  Barry S. Morris
                                                Title: Chief Executive Officer

Date: October 31, 2002


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
                                INDEX TO EXHIBITS

EXHIBIT NUMBER    DESCRIPTION OF EXHIBIT

      (a)(1)   Offer to Exchange dated October 16, 2002.

      (a)(2)   Form of Letter of Transmittal.*

      (a)(3)   Form of Notice to Withdraw Tender.*

      (a)(4)   Letter to Employees.*

      (a)(5)   Letter to Executive Officers.*

      (a)(6)   Form of Letter to Tendering Option Holders.*

      (a)(7)   Introductory Letter to Employees.*

      (a)(8)   Questions and Answers Sheet for Employees.*

      (a)(9)   Slide presentation to Employees.*

      (a)(10) IONA's Annual Report on Form 20-F for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on June 3, 2002 and incorporated herein by reference.*

      (a)(11) IONA's Current Report on Form 6-K for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 23, 2002 and incorporated herein by reference.*

      (a)(12)  Press Release issued by IONA Technologies PLC on October 16,
2002.*

      (b)      Not applicable.

      (d)(1) IONA Technologies PLC 1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA's Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference).*

      (d)(2)   Genesis Development Corporation 1997 Stock Option Plan (filed as
Exhibit 4.5 to IONA's Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference).*

      (d)(3)   Object-Oriented Concepts, Inc. Stock Option Plan (filed as
Exhibit 4.4 to IONA's Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference).*

      (d)(4)   Netfish Technologies, Inc. 1999 Stock Option Plan (filed as
Exhibit 4.5 to IONA's Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference).*

      (d)(5) Form of New Employee Incentive Share Option Agreement pursuant to IONA's 1997 Share Option Scheme, as amended.*

      (d)(6) Form of New Executive Officer Incentive Share Option Agreement pursuant to IONA's 1997 Share Option Share, as amended.*

      (d)(7) Form of New Employee Non-Statutory Share Option Agreement pursuant to IONA's 1997 Share Option Scheme, as amended.*

      (d)(8) Form of New Executive Officer Non-Statutory Share Option Agreement pursuant to IONA's 1997 Share Option Scheme, as amended.*

      (d)(9) Deposit Agreement, dated as of February 24, 1997, by and among IONA Technologies PLC, JP Morgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York) and the holders from time to time of IONA's American Depositary Shares (filed as Exhibit 4.2 to IONA's Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference).*

      (d)(10) Letter Agreement dated August 8, 2002, between IONA Technologies, Inc. and Steven Fisch.*

      (d)(11) Agreement effective as of October 10, 2002 by and between IONA Technologies PLC and Barry S. Morris.*

      (g)      Not applicable.

      (h)      Not applicable.


* Previously filed.

                                       8